UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated January 19, 2018: Safe Bulkers Issues Notice of Redemption of Series B Preferred Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2018

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers Issues Notice of Redemption of Series B Preferred Shares

Monaco – January 19, 2018 – Safe Bulkers, Inc. (“Safe Bulkers”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it is calling for redemption (the “Redemption”) of all outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series B Preferred Shares”). There are currently 379,514 issued and outstanding Series B Preferred Shares.

The Series B Preferred Shares will be redeemed on February 20, 2018 (the “Redemption Date”) at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date (the “Redemption Price”). From and after the Redemption Date, all distributions on the Series B Preferred Shares will cease to accumulate, such Series B Preferred Shares shall no longer be deemed outstanding, and all rights of the holders of such shares will terminate, except for the right to receive the Redemption Price, without interest thereon. As previously announced, a quarterly cash dividend of $0.50 per share on the Series B Preferred Shares for the period from October 30, 2017 to January 29, 2018 is payable on January 30, 2018 to shareholders of record of Series B Preferred Shares as of January 23, 2018.

The notice of redemption specifying the terms, conditions and procedures for the Redemption (the “Redemption Notice”) will be mailed to holders of record of Series B Preferred Shares, and is available by contacting American Stock Transfer & Trust Company, LLC (“AST”), the transfer and paying agent for the Series B Preferred Shares, by mail at 6201 15th Avenue
Brooklyn, NY 11219 Attention: Corporate Actions, (877) 248-6417 or (718) 921-8317. Questions regarding the Redemption of the Series B Preferred Shares, including the contents of the Redemption Notice, may be directed to AST.

This press release does not constitute a notice of redemption under the Statement of Designation governing the Series B Preferred Shares and is qualified in its entirety by reference to the Redemption Notice issued by Safe Bulkers.

About Safe Bulkers, Inc.

Safe Bulkers is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. Safe Bulkers common stock, Series B preferred stock, Series C preferred stock and Series D preferred stock are listed on the NYSE, where they trade under the symbols “SB,” “SBPRB,” “SBPRC” and “SBPRD,” respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in the Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, Safe Bulkers’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although Safe Bulkers believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Safe Bulkers. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which Safe Bulkers operates, risks associated with operations outside the United States and other factors listed from time to time in Safe Bulkers’ filings with the Securities and Exchange Commission. Safe Bulkers expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

+357 25 887 200

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com